SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14625

TECH DATA CORPORATION 401(k) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION

5350 Tech Data Drive

Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Investment Committee

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

June 18, 2012

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Investments, at fair value:
Cash, interest bearing	$15,277	$74,182
Money market fund	10,147,618	9,659,305
Mutual funds	84,629,379	83,165,075
Tech Data Stock Fund	7,917,290	8,292,920

Total investments	102,709,564	101,191,482

Receivables:
Notes receivable from participants	3,956,177	3,406,357
Other	64,914	12

Total receivables	4,021,091	3,406,369

Total assets	106,730,655	104,597,851

Liabilities:
Other	(5,043)	(3,560)

Total liabilities	(5,043)	(3,560)

Net assets available for benefits	$106,725,612	$104,594,291

The accompanying notes are an integral part of these financial statements.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended
	December 31,
	2011	2010
Additions to/(deductions from) net assets attributable to:
Net appreciation/(depreciation) in fair value of mutual funds	$(5,250,070)	$10,555,238
Net appreciation/(depreciation) in fair value of Tech Data Stock Fund	981,461	(600,333)
Interest and dividends	2,149,582	1,585,866

Investment (loss)/ income	(2,119,027)	11,540,771

Interest income on notes receivable from participants	165,753	169,568

Employer contributions	2,468,294	2,119,748
Participant contributions	7,303,077	6,618,641

Total contributions	9,771,371	8,738,389

Total additions	7,818,097	20,448,728

Loan and administrative fees	(32,486)	(23,916)
Distributions to participants	(5,654,290)	(6,218,864)

Total deductions	(5,686,776)	(6,242,780)

Net increase in net assets	2,131,321	14,205,948
Net assets available for benefits:
Balance, beginning of the year	104,594,291	90,388,343

Balance, end of year	$106,725,612	$104,594,291

The accompanying notes are an integral part of these financial statements.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(1) DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan, a defined contribution plan adopted January 1, 2000 and amended and restated January 1, 2003 and January 1, 2006, is a result of the merger of the Tech Data Corporation Retirement Savings Plan (the “Retirement Savings Plan”) and the Tech Data Corporation Employee Stock Ownership Plan (the “ESOP”), both defined contribution plans, into this Plan. Since January 1, 2003, the Plan has been amended for such items as discrimination testing, eligibility, maximum deferral rate, various definition terms and other items. The Plan was amended and restated into one document in April 2007, effective January 1, 2006. The Plan covers all employees of Tech Data Corporation and affiliated companies based in the United States (the “Company”) who have completed 30 days of employment with the Company and are age eighteen or older. The Plan was amended in 2007 to automatically enroll in the Plan all new employees that have completed 30 days of employment and are age eighteen or older. Eligibility for participation with respect to employer contributions is met upon completion of one year of service as defined in the Plan agreement. Effective March 28, 2008, the Plan was amended to change the participation eligibility of employees who are rehired or obtain a change of employment status from the date of rehire or change of status to an administratively feasible period of time after the rehire or change in status. The amendment also allows a temporary employee that has completed one year of service to participate in the Plan in order to comply with the new IRS Quality Assurance Bulletin on part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective September 22, 2009, the Plan definition of the terms “employees” and “employment classification” was revised to be in compliance with changes in Federal regulations with regard to qualified defined contribution plans. Effective December 15, 2009, the Plan was amended in order to be in compliance with various provisions of the Post-Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), including the Pension Protection Act of 2006. Effective December 22, 2010, the Plan was amended to be in compliance with the Final Treasury Regulations issued under section 401(a)(9) of the Internal Revenue Code.

Fidelity Management Trust Company is the Plan’s trustee, and Fidelity Investments Institutional Operations Company (both referred to as “Fidelity”) is the recordkeeper of the Plan’s assets. Participants’ investment options are various mutual funds, a money market fund and a unitized Tech Data Stock Fund. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives and contains several types of assets including, but not limited to, corporate stock, debt instruments and money market instruments.

Contributions – Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement and can defer from 1% to 90% (subject to regulatory limitations). If automatically enrolled, a participant’s deferral is set at the amount of eligible compensation until changed by the participant, which is currently defined as 3% of eligible pretax compensation. All participants who have attained age 50 before the close of the Plan year shall be eligible to make catch up contributions, also subject to regulatory limitations. Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct Company contributions and matching contributions. The Company can match up to 50% of the first 6% of a participant’s salary deferrals per pay period. The Company match is contributed and invested based on each participant’s current investment elections.

The Plan permits an additional type of Company discretionary matching contribution, called an incentive matching contribution, which allows the Company to make incentive matching contributions only if certain financial performance goals are met by the Company. The Company did not make an incentive matching contribution for 2011 or 2010.

Expenses of the Plan – All expenses incurred in the administration of the Plan are paid by the Company with the exception of any loan fees and in-service withdrawal fees, which are paid by the participants, and certain other Plan expenses that may be paid by the Plan from the forfeitures balance. Fees paid directly by participants and from forfeitures are shown as a deduction from net assets in the statements of changes in net assets available for benefits.

Participant accounts – Each participant’s account is credited with the participant’s contributions, the Company’s contributions, if any, and allocations of earnings. Allocations of earnings are based on each participant’s share of net earnings and losses of their respective elective investment options, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

(1) DESCRIPTION OF PLAN, CONTINUED

Loans – The Plan allows participants to borrow from the Plan. Participants may borrow up to 50% of their vested account balance, provided the aggregate dollar amount of the participant’s loans outstanding does not exceed $50,000. Participants are limited to two active loans at any one time. Loans must be a minimum of $1,000 and are collateralized by the participant’s account. The term of repayment may not exceed 5 years, unless the loan proceeds are used to acquire a principal residence in which case the period is not to exceed 30 years. The interest rate for a loan is the prime rate plus 1%. Participants may repay the loan ratably through payroll deductions and/or direct payments to the recordkeeper.

Vesting – Participants are immediately vested in their voluntary deferral contributions, rollovers, qualified non elective contributions and earnings thereon. Vesting for Company contributions and earnings thereon is based on years of continuous service with a participant being 100% vested after four years of service.

Forfeitures – Contributions forfeited by terminated participants may be used to reduce Company contributions or to pay certain administrative expenses of the Plan. As of December 31, 2011 and 2010, cumulative forfeitures and related earnings of approximately $313,000 and $33,000, respectively, were available to reduce Company contributions or to pay certain administrative expenses. Forfeitures used to reduce Company contributions for 2011 and 2010 were approximately $13,000 and $175,000, respectively.

Unallocated assets – Unallocated assets at December 31, 2011 and 2010 were approximately $313,000 and $33,000, respectively.

Payment of benefits – Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability or death of the participant, (3) upon termination of service or (4) if actively employed, upon attainment of age 59 1/2 (vested balances only). Distributions are paid in a lump-sum amount or in the instance of a distribution from the unitized Tech Data Stock Fund, in whole shares of Tech Data Stock. If the participant dies, 100% of the participant’s account balance will be paid to the designated beneficiary or beneficiaries.

The Plan also has a hardship withdrawal provision which allows active participants, meeting specified requirements, to take a distribution that does not exceed an amount that satisfies their immediate financial need plus any related taxes.

Benefit payments are recorded when paid.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accounts of the Plan are maintained on the accrual basis and are in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Reclassifications – Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to current year presentation. Reclassifications had no impact on the statement of changes in net assets available for benefits.

Notes receivable from participants – Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Valuation of investments and income recognition – Investments in mutual funds, the money market fund and the unitized Tech Data Stock Fund are valued at quoted market prices in an active market based on the last reported sales price on the last business day of the Plan year. The fair value of the interest bearing cash approximates its carrying value due to its short-term nature. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

New accounting pronouncements – In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

(3) INVESTMENTS

The Plan’s investments, including investments bought, sold and held during the year, depreciated in value by $4,268,609 during the year ended December 31, 2011 and appreciated in value by $9,954,905 during the year ended December 31, 2010 as follows:

	Year ended December 31,
	2011	2010
Appreciation/(depreciation) in fair value determined by quoted market prices:
Mutual Funds
Large Cap	$(338,584)	$2,615,648
Mid Cap	(381,452)	3,160,844
Small Cap	(362,718)	1,958,723
International	(3,487,361)	571,745
Blended	(475,289)	1,988,389
Income	(204,666)	259,889
Tech Data Stock Fund	981,461	(600,333)

Net (depreciation)/appreciation	$(4,268,609)	$9,954,905

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2011	2010
Tech Data Stock Fund	$7,917,290	$8,292,920
Fidelity Retirement Money Market Fund	10,147,618	9,659,305
AF American Balanced R5 Fund	12,318,167	12,006,349
Artisan Mid Cap Inv Fund	10,456,169	10,301,669
Fidelity Capital Appreciation Fund	12,460,914	12,786,595
Janus Overseas T Fund	6,009,293	9,007,952
Fidelity Government Income Fund	5,351,776	(a)

(a)	Investment represented less than 5% of the fair value of the Plan’s net assets as of December 31, 2010

(4) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants immediately become 100% vested in their accounts.

(5) RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(6) PARTIES-IN-INTEREST

The Plan assets include shares of the unitized Tech Data Stock Fund, various mutual funds managed by Fidelity, and notes receivable from participants. As of December 31, 2011 and 2010, the value of the Tech Data Stock Fund totaled $7,917,290 and $8,292,920, respectively. As of December 31, 2011 and 2010, the value of the Fidelity investments totaled $45,300,034 and $42,430,173, respectively. As of December 31, 2011 and 2010, notes receivable from participants totaled $3,956,177 and $3,406,357, respectively.

(7) INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy include: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly; and Level 3 – unobservable inputs for the asset or liability. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial assets at fair value as of December 31, 2011:

	Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash, interest bearing	$15,277			$15,277
Money market fund	10,147,618			10,147,618
Mutual funds
Large Cap	19,186,535			19,186,535
Mid Cap	15,554,343			15,554,343
Small Cap	9,040,149			9,040,149
International	6,240,734			6,240,734
Blended	23,155,978			23,155,978
Income	11,451,640			11,451,640
Tech Data Stock Fund	7,917,290			7,917,290

Total investments at fair value	$102,709,564			$102,709,564

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial assets at fair value as of December 31, 2010:

	Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash, interest bearing	$74,182			$74,182
Money market fund	9,659,305			9,659,305
Mutual funds
Large Cap	19,097,678			19,097,678
Mid Cap	14,770,677			14,770,677
Small Cap	8,869,878			8,869,878
International	9,019,556			9,019,556
Blended	21,654,565			21,654,565
Income	9,752,721			9,752,721
Tech Data Stock Fund	8,292,920			8,292,920

Total investments at fair value	$101,191,482			$101,191,482

As of December 31, 2011 and 2010, notes receivable from participants, other receivables and other liabilities are carried at cost which approximates fair value.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Schedule H, line 4i

Employer identification number: 59-1578329

Plan number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e)Current value
*	Fidelity Retirement Money Market Fund	10,147,618 shares, Fidelity Retirement Money Market Fund		$10,147,618
	PIMCO Total Return Fund	215,408 shares, PIMCO Total Return Fund		2,341,489
*	Fidelity Capital Appreciation Fund	506,130 shares, Fidelity Capital Appreciation Fund		12,460,913
	Janus Overseas T Fund	191,257 shares, Janus Overseas T Fund		6,009,293
*	Fidelity Government Income Fund	496,915 shares, Fidelity Government Income Fund		5,351,776
*	Fidelity Low-Priced Stock Fund	63,112 shares, Fidelity Low-Priced Stock Fund		2,254,993
*	Fidelity Freedom Income Fund	29,496 shares, Fidelity Freedom Income Fund		331,534
*	Fidelity Freedom 2000 Fund	29,954 shares, Fidelity Freedom 2000 Fund		355,853
*	Fidelity Freedom 2010 Fund	45,084 shares, Fidelity Freedom 2010 Fund		590,600
*	Fidelity Freedom 2015 Fund	26,267 shares, Fidelity Freedom 2015 Fund		287,100
*	Fidelity Freedom 2020 Fund	145,611 shares, Fidelity Freedom 2020 Fund		1,910,415
*	Fidelity Freedom 2025 Fund	89,572 shares, Fidelity Freedom 2025 Fund		968,273
*	Fidelity Freedom 2030 Fund	168,300 shares, Fidelity Freedom 2030 Fund		2,160,978
*	Fidelity Freedom 2035 Fund	133,273 shares, Fidelity Freedom 2035 Fund		1,406,029
*	Fidelity Freedom 2040 Fund	199,872 shares, Fidelity Freedom 2040 Fund		1,471,059
*	Fidelity Freedom 2045 Fund	75,329 shares, Fidelity Freedom 2045 Fund		654,610
*	Fidelity Freedom 2050 Fund	82,126 shares, Fidelity Freedom 2050 Fund		701,360
	AF American Balanced R5 Fund	676,079 shares, AF American Balanced R5 Fund		12,318,167
*	Fidelity Capital & Income Fund	433,492 shares, Fidelity Capital & Income Fund		3,758,375
	Vanguard Winsor II Fund	37,095 shares, Vanguard Winsor II Fund		1,697,089
	Artisan Mid Cap Inv Fund	317,527 shares, Artisan Mid Cap Inv Fund		10,456,169
	Lord Abbett Small Cap Value I Fund	157,024 shares, Lord Abbett Small Cap Value I Fund		4,991,793
	JPM Mid Cap Value Fund	108,887 shares, JPM Mid Cap Value Fund		2,586,075
	Vanguard Institutional Index Fund	43,711 shares, Vanguard Institutional Index Fund		5,028,533
	BlackRock Small Cap Growth Equity Instl Fund	160,861 shares, BlackRock Small Cap Growth Equity Instl Fund		3,773,801
	Vanguard Small Cap Index Fund Sig	9,128 shares, Vanguard Small Cap Index Fund		274,555
*	Fidelity Spartan Extended Market Index Fund	7,251 shares, Fidelity Spartan Extended Market Index Fund		257,106
*	Fidelity Spartan International Index Fund	7,780 shares, Fidelity Spartan International Index Fund		231,441
*	Tech Data Stock Fund	159,722 shares, Tech Data Stock within the unitized Tech Data Stock Fund		7,917,290
*	Notes receivable from participants	4.25% - 10% interest rate; principal and interest payable monthly; secured by participants vested account balances		3,956,177
	Cash, interest bearing			15,277

	Total			$106,665,741

*	Denotes exempt party-in-interest
**	Information not required as investment is participant directed

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(k) SAVINGS PLAN

DATE: June 18, 2012

By:	/s/ Joseph B. Trepani
Name:	Joseph B. Trepani
Senior Vice President and Corporate Controller

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23	Consent of Independent Registered Certified Public Accounting Firm.